        4Q04 Earnings Release                                                          February 23, 2005

EBITDA and Net Income Increased by
10.14% and 8.15% Respectively

Financial Highlights:
(Figures in millions of pesos as of December 31, 2004; variations are with respect to the same period of 2003 except where noted)

  Net sales decreased 7.68% during the quarter to $5,347.9 million.
  Gross profit grew by 3.15% to reach $634.5 million.
  The gross margin for the quarter increased by 124 b.p., to 11.86%
  Operating expenses were reduced by 2.77%. As a percentage of sales, operating expenses went from 6.00% in 4Q03 to 6.32% in 4Q04.
  Operating profit was $296.6 million, an increase of 10.84% versus 4Q03.
  The operating margin rose by 93 b.p. compared to 4Q03, to 5.55%.
  Operating income plus depreciation and amortization (EBITDA) rose 10.14% to reach $322.3 million; the Ebitda margin for the period was 6.03%, an increase of 98 b.p. versus 4Q03.
  Net income increased 8.15%, to $264.1 million.
  There were no cost-bearing liabilities registered at the end of the quarter.
  Cash as of 4Q04 totaled $489.9 million.

Mexico City, February 23, 2004. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and others and publications, announces its consolidated financial and operating results for the fourth quarter of 2004.

QUARTERLY RESULTS

TOTAL SALES

During the fourth quarter of 2004, Grupo Casa Saba’s total sales decreased 7.68% versus the same period of 2003, reaching $5,347.9 million. This decline is the result of quarterly decreases in our Private Pharma and Publications divisions, which could not be compensated for despite increases in the Health, Beauty, Consumer Goods, General Merchandise and Others, and Government Pharma divisions.

SALES BY DIVISION

PRIVATE PHARMA

Sales from the Private Pharma division registered a decline of 9.71% compared to the same period of 2003. The decrease was due, in part to elevated comparison bases given that the month of December 2003 was extraordinary in terms of the units sold both by Grupo Casa Saba as well as in the market in general. It is important to mention that, during the month of December 2004, the decrease in units registered by the private pharmaceutical products market reached double digits.

Other factor that influenced this division’s performance were the fiscal changes that took place in 2005 that modified some of our clients purchasing strategies. In addition, there were adjustments in some of our product lines. As a result, the Group did not distribute products from suppliers who did not meet the minimum profitability parameters established by management.

In terms of total sales, during the fourth quarter of 2004, Private Pharma represented 83.57% versus 85.45% in 4Q03.

GOVERNMENT PHARMA

The Government Pharma division continued to perform positively as it has throughout the year, registering an increase of 32.00% compared to the fourth quarter of 2003.

The positive results posted by this division reflect our increased commercial efforts and the Group’s presence in distinct government institutions including PEMEX.

Government Pharma’s share of the Group’s total sales went from 2.30% in 4Q03 to 3.29% in 4Q04.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHERS

As a result of the implementation of new commercial strategies and the repositioning of some of the product lines of this division, sales grew by 0.35% compared to the fourth quarter of 2003.

Therefore, during the fourth quarter of 2004, this division’s share of total sales was 10.14% versus 9.32% in 4Q03.

PUBLICATIONS

Our Publications division registered a decrease in sales of 5.27% which can be attributed to the fact that, in the month of December, calendar effects distorted the comparison base as well as the fact that, also in the month of December, some editors reduced the periodicity of their magazines.

December continued to be the same as in previous years, a low sales month for this division given that the consumers prefer to spend their money on products other than publications. It is important to note that, during the fourth quarter of 2004, Citem maintained an editor base that was greater than in the same period of 2003, and therefore registered a better market share.

In terms of the Group’s total sales, our Publications division represented 3.00% of sales during the quarter.

                               Division                                    % of Sales
                         Private Pharma                                   83.57%
                     Government Pharma                                3.29%
           Health, Beauty, Consumer Goods,
           General Merchandise and Others                      10.14%
                          Publications                                      3.00%
                             TOTAL                                         100.00%

GROSS PROFIT

Grupo Casa Saba’s gross profit increased 3.15% compared to the same period of 2003, to reach $634.5 million. Consequently, the Group’s gross margin went from 10.62% in 4Q03 to 11.86% in 4Q04. The gross margin increased as a result of improvements in our purchasing mix due to more favorable conditions in some of our winter season product lines as well as the acquisition of greater volumes of merchandise.

OPERATING EXPENSES

During the fourth quarter of 2004, the Group maintained strict control of both operative and administrative expenses. Consequently, the Group’s operating expenses declined 2.77% during the fourth quarter of 2004 to $337.92 million.

Given that the reduction in expenses was lower than the drop in sales, the expense ratio for the fourth quarter of 2004 increased 32 basis points, to 6.32% versus 6.00% in 4Q03.

OPERATING INCOME

As a result of the 3.15% increase in the gross profit and the 2.77% decline in expenses, operating income rose 10.84% during the fourth quarter of 2004 compared to the same period of 2003.

The Group’s operating margin went from 4.62% in the fourth quarter of 2003 to 5.55% in the fourth quarter of 2004.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for the fourth quarter of 2004 was $322.3 million, 10.14% higher than that which was registered in the same quarter of 2003. This increase reflects the previously mentioned improvement in the operative result as well as the 2.61% increase in depreciation and amortization.

COST-BEARING LIABILITIES AND CASH

For the second quarter in a row, Grupo Casa Saba closed out the quarter free of cost-bearing liabilities. This demonstrates management’s strategy of operating with a solid financial structure and applying strict discipline over expenses and investments.

In terms of the company’s cash and given the previously mentioned strategies, GCS had $489.9 million in cash and cash equivalents by the end of the fourth quarter of 2004.

We believe that the net debt levels registered by the Group give it a competitive position in the various markets where it operates.

COMPREHENSIVE FINANCING COSTS

The Group’s comprehensive financing costs for the fourth quarter of 2004 decreased 83.39% primarily due to a 71.44% decline in interest paid as well as a 305.73% increase in earned interest. Both of these figures were minimized by a 95.93% increase in the monetary position loss and by a foreign exchange loss of $0.78 million pesos.

OTHER EXPENSES/INCOME

Other expenses/income, where the sales of assets and services to third parties are registered, increased 105.53% during the fourth quarter of 2004, reaching an income of $12.4 million in 4Q04.

TAX PROVISIONS

Tax provisions in the fourth quarter of 2004 reached $42.9 million, representing 13.97% of the pre-tax income. Compared to the fourth quarter of 2003, the tax provision for the quarter rose by 145.71%.

NET INCOME

As a result of the increase in operating income, the lower CFC, the greater other income and the higher tax provision (versus the fourth quarter of 2003), net income for 4Q04 grew 8.15% to reach $264.1 million. The Group’s net margin, therefore, went from 4.22% in 4Q03 to 4.94% in 4Q04.

WORKING CAPITAL

By the end of 2004, and with respect to December 2003, accounts receivable days were slightly lower, decreasing by 4 basis points to reach 56.0 days. Supplier days and inventory days in the 4Q04 were 58.5 and 70.3 respectively, reflecting increases of 4.9 and 14.6 days, versus the 4Q03, respectively. The increase in inventories was the result of improved conditions and purchasing opportunities during the quarter in some of the product lines, based on the acquisition of larger volumes of merchandise.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                                      IR Communications
Jorge Sanchez, IRO                                                         Sandra Yatsko
+52 (55) 5284-6672                                                         +52 (55) 5644-1247
jsanchez@casasaba.com                                                sandra@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com